Exhibit 99.7

CONDENSED INTERIM FINANCIAL STATEMENTS

Restated and Prepared in Accordance with International Accounting Standard 34
Interim Financial Reporting

ISSUER DETAILS

NAME OF ISSUER:	AUSTRAL PACIFIC ENERGY LTD.

ISSUER ADDRESS:	LEVEL 3, 40 JOHNSTON ST
WELLINGTON
NEW ZEALAND

ISSUER TELEPHONE NUMBER:	(644) 495 0888

ISSUER FACSIMILE NUMBER:	(644) 495 0889

CONTACT NAME AND POSITION:	THOMPSON JEWELL, CEO

CONTACT TELEPHONE NUMBER:	(644) 495 0880

CONTACT EMAIL ADDRESS:	mail@austral-pacific.com

WEB SITE ADDRESS:	www.austral-pacific.com

FOR THE QUARTER ENDED:	September 30, 2008

DATE OF REPORT:	March 31, 2009

CERTIFICATE

THE COMPANY’S AUDITORS HAVE NOT REVIEWED OR BEEN INVOLVED IN THE PREPARATION OF THESE FINANCIAL STATEMENTS. THIS DISCLOSURE HAS BEEN APPROVED BY THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

“D Newman”	David Newman	March 31, 2009
DIRECTOR	FULL NAME	DATE SIGNED

“T Jewell”	Thompson Jewell	March 31, 2009
DIRECTOR	FULL NAME	DATE SIGNED

AUSTRAL PACIFIC ENERGY LTD.
Condensed Consolidated Interim Balance Sheet - Restated
(Expressed in United States Dollars)
Unaudited – Prepared by Management, as at September 30, 2008)

As at :	Note	September 30, 2008	December 31, 2007
		$	$
Assets		(Unaudited)	(Audited)
Current assets
Cash and cash equivalents		3,029,893	9,019,812
Restricted cash and cash equivalents		3,072,068	3,000,000
Trade and other receivables		3,074,957	5,689,279
Financial instruments	8	598,529	-
Inventory		490,391	488,486
Prepaid expenses and deposits		946,570	805,527
Total current assets		11,212,408	19,003,104

Non-current assets
Listed investments		117,373	100,822
Exploration, evaluation, development and production assets	7	32,557,355	32,438,270
Property, plant and equipment		3,844,157	7,164,646
Goodwill		2,018,969	2,018,969
Total non-current assets		38,537,854	41,722,707
Total assets		49,750,262	60,725,811

Liabilities
Current liabilities
Loans and borrowings	9	21,603,032	18,650,000
Financial instruments and derivatives		-	7,753,311
Trade and other payables		3,806,691	11,226,465
Prepaid gas revenue		831,040	831,040
Asset retirement obligations		861,729	845,422
Net cash in advance		-	9,679,614
Total current liabilities		27,102,492	48,985,852

Non-current liabilities
Loans and borrowings		9,461,941	9,282,806
Deferred taxation provision		152,267	2,372,274
Prepaid gas revenue		2,325,968	2,521,823
Asset retirement obligations		923,554	765,037
Total non-current liabilities		3,401,789	5,659,134
Total liabilities		39,966,222	63,927,792

Net assets/(liabilities)		9,784,040	(3,201,981)

Equity
Shareholders equity		78,234,763	55,913,721
Reserves		4,002,575	3,557,684
Retained earnings		(72,453,299)	(62,673,386)
Total Equity/(Deficiency)		9,784,040	(3,201,981)

See accompanying notes to the condensed consolidated interim financial statements

AUSTRAL PACIFIC ENERGY LTD.
Condensed Consolidated Interim Income Statement - Restated
(Expressed in United States Dollars)
Unaudited – Prepared by Management, as at September 30, 2008)

		Three Months	Three Months	Nine Months	Nine Months
		Ended	Ended	Ended	Ended
		September 30,	September 30,	September 30,	September 30,
	Note	2008	2007	2008	2007
		$	$	$	$

Revenue		3,293,837	2,172,862	10,497,821	4,875,400
Cost of sales		(1,338,139)	(958,858)	(3,036,421)	(2,157,100)
Royalties		(154,357)	(34,479)	(545,420)	(163,849)
Gross profit		1,801,341	1,179,525	6,915,980	2,554,451

Other income		321,314	365,398	1,054,872	1,081,415
Administration expenses		(638,000)	(1,820,035)	(5,026,141)	(4,787,980)
Depletion		(728,430)	(1,061,005)	(4,665,948)	(1,866,830)
Amortization		(24,978)	(26,148)	(83,785)	(80,429)
Oil and gas exploration expenditure		(3,260,601)	(59,450)	(3,579,067)	(1,497,651)
Results from continuing operating activities		(2,529,354)	(1,421,715)	(5,384,089)	(4,597,024)

Finance income		38,453	60,766	112,677	198,726
Finance expenses		(429,015)	(2,070,253)	(14,466,121)	(4,822,780)
Net finance cost		(390,562)	(2,009,487)	(14,353,444)	(4,624,054)

Loss before income tax from continuing operations		(2,919,916)	(3,431,202)	(19,737,533)	(9,221,078)
Income tax benefit	10	2,220,007	-	2,220,007	-
Loss after income tax from continuing operations		(699,909)	(3,431,202)	(17,517,526)	(9,221,078)
Profit/(loss) from discontinued operations for the period		-	-	7,737,613	(197,019)
Loss for the period		(699,909)	(3,431,202)	(9,779,913)	(9,418,097)

Basic loss per share from continuing operations	14	(0.01)	(0.12)	($0.37)	($0.32)
Diluted loss per share from continuing operations	14	(0.01)	(0.12)	($0.37)	($0.32)
Basic loss per share	14	(0.01)	(0.12)	($0.21)	($0.32)
Diluted loss per share	14	(0.01)	(0.12)	($0.21)	($0.32)

See accompanying notes to the condensed consolidated interim financial statements

AUSTRAL PACIFIC ENERGY LTD.
Condensed Consolidated Interim Statement of Changes in Equity - Restated
(Expressed in United States Dollars)
Unaudited – Prepared by Management, as at September 30, 2008)

			Reserves
				Share Based	Share Purchase			Total Share-
	Ordinary Shares		Preferred	Payments	Warrants	Fair Value	Retained	holders Euqity/
	Shares	Amount	Shares	Reserve	Reserve	Reserve	Earnings	(Deficiency)
		$		$	$	$	$	$
Balance at December 31, 2007	32,416,142	55,913,721	333,395	1,666,317	1,540,762	17,210	(62,673,386)	(3,201,981)
Issuance of ordinary shares for cash and other consideration	27,051,687	22,929,562	-	-	-	-	-	22,929,562
Less deferred offering costs		(608,520)	-	-	-	-	-	(608,520)
Exercise of share purchase options		-	-	428,339	-	-	-	428,339
Accumulated fair value reserve		-	-	-	-	16,552	-	16,552
Net loss for the period		-	-	-	-	-	(9,779,913)	(9,779,913)
Balance at September 30, 2008	59,467,829	78,234,763	333,395	2,094,656	1,540,762	33,762	(72,453,299)	9,784,040

			Reserves
				Share Based	Share Purchase			Total Share-
	Ordinary Shares		Preferred	Payments	Warrants	Fair Value	Retained	holders Euqity/
	Shares	Amount	Shares	Reserve	Reserve	Reserve	Earnings	(Deficiency)
		$	$	$	$	$	$	$
Balance at January 1, 2007	27,764,287	50,045,527		1,307,171	1,540,762	52,916	(40,651,055)	12,295,321
Issuance of ordinary shares for cash and other consideration	2,500,000	3,250,000	-	-	-	-	-	3,250,000
Less deferred offering costs	-	110,007	-	-	-	-	-	110,007
Exercise of share purchase options	200,000	579,453	-	219,453	-	-	-	360,000
Share based compensation		-	-	264,154	-	-	-	264,154
Cancellation of Options payment				(54,000)
Share purchase warrants reserve		-	333,395	-	-	-	-	333,395
Accumulated fair value reserve		-	-	-	-	(17,870)	-	(17,870)
Net loss for the period		-	-	-	-	-	(9,418,097)	(9,418,097)
Balance at September 30, 2007	30,464,287	53,764,973	333,395	1,297,872	1,540,762	35,046	(50,069,152)	6,956,896

See accompanying notes to the condensed consolidated interim financial statements

AUSTRAL PACIFIC ENERGY LTD.
Condensed Consolidated Interim Cash Flow Statement - Restated
(Expressed in United States Dollars)
Unaudited – Prepared by Management, as at September 30, 2008)

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	September 30,	September 30,	September 30,	September 30,
	2008	2007	2008	2007
	$	$	$	$
Cash flows from operating activities
Cash provided from:
Receipts from customers	3,034,200	972,136	11,708,290	4,179,339
Cash applied to:
Payments to suppliers and employees	(2,178,766)	(3,789,816)	(11,355,423)	(5,010,741)
Payments for settlement of derivatives	(79,447)	-	(19,867,405)	-
Net cash inflow / (outflow) from operating activities	775,986	(2,817,680)	(19,514,538)	(831,402)
Cash flows from investing activities
Disposl of discontinued operation	-	-	8,500,000	-
Purchase of resource company	-	-	(3,100,800)	-
Exploration and evaluation expenditure	3,402,667	8,486,071	(4,250,921)	(13,527,434)
Change in joint venture working capital	(1,107,812)	(823,519)	(944,591)	(4,124,828)
Net cash inflow / (outflow) from investing activities	(1,544,905)	(3,239,236)	203,688	(17,652,262)
Cash flows from financing activities
Share issues	(1,585,997)	664,359	10,323,058	3,914,359
Net proceeds from (retirement of) debt	(3,770,000)	9,375,415	2,953,032	12,637,415
Net cash inflow / (outflow) from financing activities	(5,355,997)	10,039,774	13,276,090	16,551,774
Net increase/(decrease) in cash during the period	(6,124,916)	3,982,858	(6,034,760)	(1,931,890)
Effect of exchange rate fluctuations on cash and short-term deposits	44,841	59,772	44,841	(246,963)
Cash and cash equivalents, beginning of period	9,109,968	3,923,461	9,019,812	10,144,943
Cash and cash equivalents at end of period	3,029,893	7,966,090	3,029,893	7,966,090

See accompanying notes to the condensed consolidated interim financial statements

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Interim Financial Statements - Restated
(Expressed in United States Dollars)
Unaudited – Prepared by Management, as at September 30, 2008)

NOTE 1 - REPORTING ENTITY

Austral Pacific Energy Ltd. (the “Company”) is a limited liability company incorporated in British Columbia under the Business Corporations Act (British Columbia). The Company is domiciled in New Zealand.

NOTE 2 - BASIS OF PREPARATION and STATEMENT OF COMPLIANCE

On December 18, 2008, the Alberta Securities Commission, the Company’s principal regulator, approved an exemption from preparing financial statements in accordance with Canadian Generally Accepted Accounting Practice (“Canadian GAAP”) for periods ending on or after December 31, 2008 for so long as the Company prepares its financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Consequently, restated interim financial statements for the interim periods ending within 2008 are required to be prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting (“IAS 34”).

The restated unaudited condensed consolidated interim financial statements (“interim financial statements”) of the Company as at and for the three and nine months ended September 30, 2008 comprise the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interests in associates and jointly controlled assets.

These interim financial statements have been prepared in accordance with IAS 34.

The interim financial statements do not include all of the information required for full financial statements and, because of the first time adoption of IFRS with transition date at January 1, 2007, should be read in conjunction with the consolidated financial statements of the Group as at and for the year ended December 31, 2008.

A full reconciliation of the differences identified as having a significant effect between Canadian GAAP and IFRS has been provided in Note 32 of the consolidated financial statements of the Group as at and for the year ended December 31, 2008.

The Group’s interim financial statements were authorised for re-issue by the Audit Committee on March 31, 2009.

The consolidated financial statements of the Group as at and for the year ended December 31, 2008, are available for internet download from the Canadian securities regulatory administrators’ website at www.SEDAR.com, or from the Group’s website at www.austral-pacific.com, or will be promptly provided by the Company on request (to security holders without charge). Requests may be made by email, fax or phone, to the Secretary of the Company at the addresses listed on the cover page.

NOTE 3 – ABILITY TO CONTINUE AS A GOING CONCERN

For the nine months to September 30, 2008, the Group had a net loss of $9,779,913 (2007: $9,418,097) and accumulated deficit of $72,453,299 (December 31, 2007: $62,673,386). The Group also had a working capital deficit of $15,890,084 (December 31, 2007: $29,982,748). In addition, the Group has, until this quarter, been unable to generate net cash from operating activities for the past three years. The Group’s cash balances and working capital are not sufficient to fund all of its obligations with respect to its on-going work program requirements related to the exploration permits.

The Group is operating under a waiver in respect of its breaches of several covenants relating to its Investec Bank (Australia) Ltd (“Investec”) loan facility following delays in completing the Cheal project in accordance with established timelines. The renegotiated loan facility requires the full repayment of the facility ($21,603,032 at September 30, 2008) on or before December 15, 2008 and hence has been disclosed as a current liability.

The Investec loan facility due date raises substantial doubt about the Group’s ability to continue as a going concern for a reasonable period of time. Management has prepared a cash flow forecast which assumes

- the Group’s on-going production is sustained;

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Interim Financial Statements - Restated
(Expressed in United States Dollars)
Unaudited – Prepared by Management, as at September 30, 2008)

- oil prices at or about $90 per barrel (supported by a series of oil “puts” entered into by the Group at $90/bbl for all production until August 31, 2009);
- normal expenditure maintained; and
- the strategic alternatives review (announced on September 24, 2008) will successfully attract new capital injections or third-party approaches for asset sales and/or merger proposals to enable the Investec loan facility to be repaid in full on or before December 15, 2008 and provide sufficient working capital for the development of Cheal and ongoing operation of the Group.

However, there can be no assurance that the strategic alternatives review process will result in any ability to refinance its existing credit facility or that the Group will be able to pursue any particular recapitalization transaction.

These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles, which assumes that the Group will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. Accordingly, the consolidated financial statements do not reflect any adjustments in the carrying values of the assets and liabilities, the reported expenses and balance sheet classification used that would be necessary if the group was unable to continue as a going concern. In such event the Group would likely write-down the carrying value of its Property and Equipment and Goodwill to a nominal $1 until it has better visibility about the value of these assets.

NOTE 4 – STATEMENT OF ACCOUNTING POLICIES

The accounting policies of the Group in these interim financial statements are the same as those applied by the Group in its consolidated financial statements as at and for the year ended December 31, 2008.

NOTE 5 – ESTIMATES AND JUDGEMENTS

The preparation of interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ from these estimates.

In preparing these interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key source of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2008.

NOTE 6 - FINANCIAL RISK MANAGEMENT

The Group’s financial risk management objectives and policies are consistent with that disclosed in the consolidated financial statements as at and for the year ended December 31, 2008.

NOTE 7 – EXPLORATION, EVALUATION, DEVELOPMENT & PRODUCTION ASSETS

Total Exploration, Evaluation, Development & Production Assets
$
Carrying value at January 1, 2007	19,933,506
Expenditure	16,182,888
Depletion	(3,678,124)
Carrying value at December 31, 2007	32,438,270

Expenditure - 9 months	4,785,033
Depletion - 9 months	(4,665,948)
Carrying value at September 30, 2008	32,557,355

(1) The workover of the Cardiff 2A ST-1 well in December 2007 at a total cost of $1,711,069 has proven unsuccessful and has been written off to the statement of operations and deficit.

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Interim Financial Statements - Restated
(Expressed in United States Dollars)
Unaudited – Prepared by Management, as at September 30, 2008)

NOTE 8 – DERIVATIVE LOSSES – FORWARD OIL SALE CONTRACTS

The outstanding forward oil sales contracts that the Group entered into in connection with the raising of debt under the Investec loan facility were closed out on May 27, 2008 at a cost to the Group of $16,759,826, together with related interest of $757,541. At the same time, a series of put options were entered into at $90 per barrel. This series of transactions has been funded by a short term loan ($17.847 million) from Investec (repayable on or before December 15, 2008).

The realized losses on forward oil sale contracts to May 31, 2008 are as follows:

2008
$
Realised losses March quarter 2008	1,377,537
Realised losses to May 31, 2008 applicable to related sales (1)	1,400,377
2,777,914

(1) The forward oil sale contracts from September 2008 were closed out on May 27, 2008 and the impact of these derivative losses is shown below.

Derivative losses are as follows:

2008
$
Financial Instruments January 1, 2008 (current liability)	7,753,311
Realised losses from hedge closeout from May 27, 2008	(16,759,826)
Unealised put gains September 30, 2008	268,864
Derivative losses September 30, 2008	(8,737,651)

These losses are included under “Finance expenses” in the Income Statement.

The Group’s outstanding contracts for derivative instruments, and the related fair values at September 30, 2008 are as follows:

				FAIR VALUE
	QUANTITY	MATURITY DATE	PRICE	SEPTEMBER 30,
	(BARRELS)		US$/BBL	2008
Crude oil put options	102,000	October 2008-August 2009	90.00	598,529

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Interim Financial Statements - Restated
(Expressed in United States Dollars)
Unaudited – Prepared by Management, as at September 30, 2008)

NOTE 9 – LOANS AND BORROWINGS

Investec Loan.

In May 2008, the Group borrowed a further tranche of $17,847,032 to finance the close-out of forward oil sale contracts (from September 2008) for $16,759,826 plus a series of $90 oil sale put options for $329,665 and interest thereon to December 15, 2008 of $757,541.

A summary of the accounting treatment of the debt raising is as follows:

	September 30,	December 31,
	2008	2007
	$	$

Loan balance January 1 (current liability)	18,650,000	15,738,000
Loan draw down	-	7,262,000
Loan repayment	(14,894,000)	(4,350,000)
Additional tranche drawdown	17,847,032	-
Balance of loan	21,603,032	18,650,000

NOTE 10 - TAX BENEFIT

On December 22, 2006, the Group recognized a deferred tax liability in the acquisition of Arrowhead Energy Ltd of $2,220,006. At September 30, 2008, the Group has recognized a tax benefit of $2,220,006 as it is more likely than not that due to the cumulative losses in recent years no tax will be paid.

NOTE 11 - RELATED PARTY TRANSACTIONS

Directors received total remuneration of $130,392 during the nine months to September 30, 2008 (September 30, 2007: $113,081).

The Group paid a law firm, in which a Director is a Partner, $154,977 for legal and directorial services during the nine months to September 30, 2008 (September 30, 2007: $130,324).

The above-noted transactions were in the normal course of operations.

NOTE 12 - COMMITMENTS AND CONTINGENCIES

(a)	Commitments
The Group participates in oil and gas exploration and development operations jointly with independent third and related parties and is committed to complete certain work programs. The Group’s management estimates that the commitments under various agreements are $4.13 million.
(b)	Legal Proceedings
The Group is not subject to any legal proceedings, and no disputes and claims involving the Group were settled during the period. There are no legal proceedings in which any director, member of senior management or any affiliate is a party adverse to the Group nor has a material interest adverse to the Group.
As at September 30, 2008, the only dispute involving the Group is a dispute regarding the terms of a royalty payment required to be paid by the Group in respect of the Arrowhead interest acquired in the Cheal shallow joint operations. The total amount involved is unable to be accurately quantified because it relies on estimates of future oil price and production from the Cheal shallow oil joint operations for permit 38738. The estimated amount payable relating to historical production is $153,000.

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Interim Financial Statements - Restated
(Expressed in United States Dollars)
Unaudited – Prepared by Management, as at September 30, 2008)

(c)	Environmental Laws and Regulations

The Group is not aware of any events of non-compliance in its operations with any environmental laws or regulations or of any potentially material contingencies related to environmental issues. However, the Group cannot predict whether any new or amended environmental laws or regulations introduced in the future will have a material adverse effect on the future business of the Group.

NOTE 13 – SHAREHOLDERS EQUITY

(a)	Authorized and Issued Share Capital

The authorized share capital of the Company is an unlimited number of ordinary shares without par value.

On February 28, 2008 the Company issued 12,500,000 ordinary shares (with 12,500,000 warrants attached) for cash proceeds of $15,000,000 as a result of a private placement. The warrants are convertible one-for-one into ordinary shares for twelve months from closing at an exercise price of $2.25.

On June 26, 2008 the Company issued a further 11,222,360 ordinary shares (with 5,611,180 warrants attached) for cash proceeds of $5,611,180. The warrants are convertible one-for-one into ordinary shares for fifteen months from closing at an exercise price of $1.00.

On May 31, 2008 the Company issued 1,056,338 ordinary shares at a price of $0.71 to Investec Bank as a condition of the restructuring of the loan facility.

On June 9, 2008 the Company issued 2,273,000 shares at a price of $0.69 to TAG Oil Limited in settlement of disputes between the companies in relation to the Cheal project.

	Number
	of shares	$
Balance at December 31, 2007	32,416,142	55,913,721

Issued during the nine months to September 30, 2008	27,051,687	22,929,562

Balance at September 30, 2008	59,467,829	78,843,283

On May 23, 2008, the Group agreed with TAG upon the settlement of outstanding disputes between the companies in relation to the Cheal project. The settlement agreement required a payment by the Group to TAG in a combination of cash, shares and expected forward production from the Cheal A7 well. The group payment was made on June 9, 2008, but is subject to an anti-dilutive provision, providing for further shares to be issued to TAG Oil Ltd., if placements in the following 6 months are at a price less than the settlement share price of NZ$0.88 (US$0.69). Therefore, any placement at a price lower than $0.69 before November 23, 2008 will give rise to a requirement for anti-dilutive shares to be issued to TAG Oil Ltd., the number of which is to be agreed with TAG upon completion of the period. The private placement made by the Group in June 2008 at $0.50 has given rise to such a commitment of approximately 864,000 shares. No other specific placement agreements or terms are in negotiation.

b)	Incentive Group Options

The Company has established a group option plan for the granting of options to employees and service providers. The plan was approved by shareholders on May 22, 2008 at the annual general meeting of the shareholders, and accepted by the TSX-V. The plan provides for the Board to issue non-assignable, non-transferable options, with a term of up to 5 years, terminating within 90 days after the optionee

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Interim Financial Statements - Restated
(Expressed in United States Dollars)
Unaudited – Prepared by Management, as at September 30, 2008)

ceases to be associated with the Group (except in relation to optionees performing investor relations activities, whose options terminate within 30 days after ceasing to be associated), at an exercise price not less than the TSX-V specified Discounted Market Price, such options vesting over 18 months.

The following group options were outstanding at September 30, 2008:

			Number Vested	Exercise/Weighted
Number Of Options	Type of Option	Date Fully Vested	September 30,	Average Price Per	Expriy Date
			2008	Share
12,500	vesting	October 15, 2004	12,500	1.25	October 15, 2008
133,334	vesting	December 1, 2008	133,334	1.90	December 1, 2010
40,000	vesting	January 1, 2007	40,000	1.80	January 1, 2011
40,000	vesting	January 1, 2008	40,000	2.00	January 1, 2011
40,000	vesting	January 1, 2009	-	2.50	January 1, 2011
10,000	vesting	February 2, 2009	6,667	1.90	February 2, 2011
400,000	vesting	November 1, 2008	266,667	1.14	May 1, 2012
150,000	vesting	December 11, 2008	100,000	1.02	June 11, 2012
100,000	vesting	July 2, 2009	33,334	1.30	July 2, 2012
100,000	vesting	August 6, 2009	33,334	1.42	August 6, 2012
60,000	vesting	March 14, 2009	40,000	1.23	September 14, 2012
365,000	vesting	March 14, 2009	250,003	1.20	September 14, 2012
150,000	vesting	September 14, 2009	50,001	1.20	September 14, 2012
30,000	vesting	October 8, 2009	-	1.23	October 8, 2012
150,000	vesting	September 30, 2007	150,000	1.30	September 30, 2012
60,000	vesting	January 1, 2010	-	1.01	January 1, 2013
50,000	vesting	December 24, 2009	-	0.49	June 24, 2013
30,000	vesting	December 30, 2009	-	0.49	June 30, 2013
1,920,834			1,155,840

The weighted average exercise price for all options outstanding at September 30, 2008 is $1.27 (September 30, 2007: $1.32). During the nine months to September 30, 2008, Nil (2007: 300,000) options were exercised and 356,670 options were forfeited due to staff redundancies (2007: 950,000 due to staff resignations)

The weighted average exercise price for options fully vested at September 30, 2008 is $1.31 (September 30, 2007: $1.69).

The net group option compensation cost of $440,669 recognized as an expense for the nine months to September 30, 2008 ( September 30, 2007: $171,521) was represented by $510,166 employee option compensation (2007: $371,938) offset by the write back of $69,497 of unvested options cancelled due to staff resignations and redundancies (September 30, 2007 $200,417). The fair value of each group option grant on the date of grant is estimated using the Black-Scholes option-pricing model, amortized over the vesting period.

(c)	Share Purchase Warrants

The Company had 20,611,180 share purchase warrants outstanding at September 30, 2008 (December 31, 2007: 2,500,000).

(d)	Preferred Shares

The Company issued 7,692,308 preferred shares on September 20, 2007 at a price of $1.30 for total proceeds of $10,000,000.

AUSTRAL PACIFIC ENERGY LTD.
Notes to the Interim Financial Statements - Restated
(Expressed in United States Dollars)
Unaudited – Prepared by Management, as at September 30, 2008)

The Company has reached an agreement in principle with the holders of the preferred shares for the exchange of the preferred shares for convertible debentures, with effect from January 1, 2008. The exchange is subject to a number of conditions precedent including the approval of the TSX-V and a determination that the exchange will be in compliance with the solvency requirements of the British Columbia, Canada Business Corporations Act. Given the Group’s financial position (see Note 2 –Going Concern), the Company will likely only proceed with the exchange upon completion of the previously announced strategic alternatives review and the re-financing or restructuring of the Group’s debt to Investec.

NOTE 14 - EARNINGS PER SHARE

The following is a reconciliation of the numerators and denominators of the basic and diluted loss per share calculations for the nine month periods ended September 30, 2008 and 2007:

	Nine Months Ended	Nine Months Ended
	September 30,	September 30,
	2008	2007
	$	$
Numerator: net loss for the period	(9,779,913)	(9,418,097)

Denominator:
Weighted-average number of shares -basic	47,701,057	29,017,878
Basic loss per share Denominator:	(0.21)	(0.32)
Weighted-average number of shares -diluted	47,701,057	29,017,878
Diluted loss per share	(0.21)	(0.32)

Numerator: net loss for the period from continuing operations	(17,517,526)	(9,221,078)

Denominator:
Weighted-average number of shares -basic	47,701,057	29,017,878
Basic loss per share from continuing operations	(0.37)	(0.32)
Denominator:
Weighted-average number of shares -diluted	47,701,057	29,017,878
Diluted loss per share from continuing operations	(0.37)	(0.32)

Group options and share purchase warrants outstanding were not included in the computation of the diluted loss per share as the inclusion of such securities would be antidilutive.

NOTE 15 - SUBSEQUENT EVENTS

On November 7, 2008 the Group and TAG Oil (NZ) Ltd agreed to an assignment of TAG’s 15% interest in the Kahili joint venture and permit to the Group. The assignment of interest is at no cost to the Group. TAG has also agreed to post a bond for their share of the abandonment of the Kahili-1 well should it be abandoned within five years of the date of the assignment of interest. At September 30, 2008 the Group holds 85% interest in the permit.

Apart from as described above, no other events occurred subsequent to September 30, 2008 which would have a material effect on these statements.